Exhibit 99.2

 For Immediate Release

RRSAT INCREASES DISTRIBUTION TO OVER 590 TV AND RADIO
CHANNELS BROADCAST

Expansion is the Latest in a Year of Growth for the Global Communications Network

RE'EM, Israel – April 13, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), announced today that its broadcast content has grown to over 590 channels globally, featuring SD, HD, and 3D formats and it has increased its playout centers in Israel and the United States.

Other points of growth for RRsat have been:

Latin America – According to Euroconsult reports, with the spread of digital television content, Latin America, has become one of the fastest growing markets.  RRsat has intensified its focus on the region, highlighted by its recently announced platform on the Hispasat 1E satellite granting it access to Latin America directly through RRsat's Hawley, Pennsylvania, Teleport.  We expect this to open up the market to new SD and HD content aimed at millions of digital television subscribers.

Embracing 3D – RRsat has recognized the growing importance that the 3D format will have on the broadcast industry and has focused its attention on playing its part to help the adoption of the 3D format grow. In 2010 and into 2011, RRsat has distributed 3D content through occasional and full-time use, beginning with a live interactive 3D event broadcast over fiber between the UK and Israel. The 10-day Eurosport 2010 live 3D event illustrated the potential contribution which 3D broadcast can provide to live sporting events. Most recently, RRsat announced it has begun playing out and broadcasting an entirely 3D-format entertainment channel, HIGHTV, throughout Asia and Europe.  This marks the beginning of viewers having regular access to 3D programming, and underlying technology is in place to deliver it to them.

Early Adoption of the MPEG-4 Codec – RRsat has been one of the leaders in implementing the MPEG-4 codec for HD satellite broadcasting, through its work with the global distribution of the 2010 NFL season, the US Open and the PGA Championship.  By using MPEG-4, HD content is broadcast over satellite with a reduction in bandwidth and latency, making it ideal for live events.

Expanded Hybrid Network – With two new Points of Presence (POP) in the New York area and a new Playout Center at our Hawley Teleport, as well as strategic partnerships with Level 3 and Verizon to expand fiber connectivity, RRsat has increased its North American capabilities providing a full range of downlink, turnaround, uplink and playout services for global content coming into and going out of the region.

“RRsat’s focus has always been to operate firmly in the present with one eye on the future,” said Lior Rival, Vice President, Sales and Marketing of RRsat. “We are able to successfully implement this strategy by always being aware of and analyzing the potential of emerging technologies, such as MPEG-4 or 3D, by listening to market demands and going to where the need is greatest, such as Latin America, and maintaining our core underlying services to be at the utmost quality, as we do with our constantly growing hybrid network and playout centers.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 590 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.